Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Apimec SP 2015 Public Meeting

Itaú Unibanco Holding is pleased to inform that it is today, August 20, 2015, holding an Apimec SP Public Meeting at the Hotel Unique on the Bank’s results and strategies. Please note that the event will be broadcast simultaneously (video, slides and audio) through the website (www.itau.com.br/investor-relations) in the Portuguese and English languages.

Information and forward-looking statements are based on information available up to the time of holding the event and involve risks, uncertainties and assumptions, which may be beyond our control.

We wish to inform that with respect to this meeting, Itaú Unibanco Holding supplies:
•	Prior to the scheduled beginning (2:30 p.m.):
o	The slides to be shown (which are also sent to the Brazilian Securities and Exchange Commission and to BM&FBovespa);
•	Following the end of the meeting (at approximately 6:00 p.m.):
o	Audio and video in the Investor Relations site within up to two hours.

The public disclosure of this information provides both democratic and equitable access to the market, underscoring our commitment to the transparency of our announcements.

São Paulo, August 20, 2015.

Marcelo Kopel
Investor Relations Officer